Nasdaq Regulation

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

August 17, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 17, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Able View Global Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class B Ordinary Shares, $0.0001 par value per share
Warrants, each exercisable for one Class B Ordinary Share at an exercise price of $11.50 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effectiveness date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi